File No. 69-284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

HAWAIIAN ELECTRIC INDUSTRIES, INC. and

HAWAIIAN ELECTRIC COMPANY, INC.

each hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA), and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Hawaiian Electric Industries, Inc. (HEI) was incorporated under the laws of the State of Hawaii on July 20, 1981, for the purpose of becoming the holding company of Hawaiian Electric Company, Inc. (HECO) and its subsidiaries. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. The restructuring became effective (i.e., HEI became the holding company of HECO) on July 1, 1983. HEI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of its direct subsidiaries, including the common stock of HECO, The Old Oahu Tug Service, Inc. (TOOTS), HEI Diversified, Inc. (HEIDI), HEI Properties, Inc. (HEIPI), Pacific Energy Conservation Services, Inc. (PECS), HEI Power Corp. (HEIPC), Hycap Management, Inc. (Hycap) (in dissolution), Hawaiian Electric Industries Capital Trust II (inactive) and Hawaiian Electric Industries Capital Trust III (inactive). HEI and its direct and indirect subsidiaries are collectively referred to as the Company. In 2004, Malama Pacific Corp. (MPC) was dissolved and Hawaiian Electric Industries Capital Trust I (HEI Trust I) was dissolved and terminated. As of December 31, 2004, other than its approximately $1.6 billion in investments in subsidiaries and deferred tax assets, HEI held cash and cash equivalents of $10.3 million, intercompany notes and receivables of $13.6 million and other assets aggregating approximately $6.7 million.

HECO is the parent company of Hawaii Electric Light Company, Inc. (HELCO), Maui Electric Company, Limited (MECO), HECO Capital Trust III (HECO Trust III) and Renewable Hawaii, Inc. (RHI). In 2004, HECO Capital Trust I (HECO Trust I) and HECO Capital Trust II (HECO Trust II) were dissolved and terminated. HECO was incorporated under the laws of the Kingdom of Hawaii on October 13, 1891, under the name of The Hawaiian Electric Company,

Limited. Its name was changed to Hawaiian Electric Company, Inc., on March 16, 1964. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Oahu, State of Hawaii. HELCO was incorporated under the laws of the Republic of Hawaii on December 5, 1894. Its principal executive office is located at 1200 Kilauea Avenue, Hilo, Hawaii 96720. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the island of Hawaii, State of Hawaii. MECO was incorporated under the laws of the Territory of Hawaii on April 28, 1921, and purchased the franchise and certain assets of Island Electric Company, Limited, which had been organized in 1911. Its principal executive office is located at 210 Kamehameha Avenue, Kahului, Maui, Hawaii 96732. It is a regulated operating electric public utility engaged in the production, purchase, transmission, distribution and sale of electricity on the islands of Maui, Lanai and Molokai, all located in the State of Hawaii. HECO Trust III is a statutory trust formed under the laws of the State of Delaware on November 20, 2003 in connection with a preferred securities financing. HECO Trust III exists for the exclusive purposes of (i) issuing and selling its common securities to HECO and its 6.500% Cumulative Quarterly Income Preferred Securities, Series 2004 (QUIPS III) to the public in an underwritten public offering in March 2004, (ii) using the proceeds from the sale of QUIPS III and the common securities to acquire 6.500% Junior Subordinated Deferrable Interest Debentures, Series 2004 issued by HECO and its subsidiaries, MECO and HELCO, (iii) making distributions and other payments on the QUIPS III and the common securities, (iv) maintaining the status of HECO Trust III as a grantor trust for United States federal income tax purposes and (v) engaging in only those other activities necessary, convenient or incidental thereto. Based on the application of the Financial Accounting Standards Board’s Interpretation No. (FIN) 46R, “Consolidation of Variable Interest Entities” (issued in December 2003), HECO Capital Trust III is not a consolidated subsidiary of HEI or HECO. The Bank of New York is the corporate trustee of HECO Trust III and its principal administrative offices are located at 101 Barclay Street, 8th Floor West, New York, New York 10286. RHI was formed under the laws of the State of Hawaii on December 19, 2002 to invest in renewable energy projects. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813.

Dillingham Tug & Barge Corporation was incorporated under the laws of the State of Hawaii on March 16, 1972, and changed its name to Hawaiian Tug & Barge Corp. (HTB) on October 1, 1986 when HEI acquired HTB from Dillingham Corporation. On November 10, 1999, HTB closed the sale of substantially all of its operating assets and the stock of Young Brothers, Limited, HTB’s subsidiary, and HTB’s name was changed to TOOTS. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HTB was a nonutility company organized to provide charter towing and harbor-assist services primarily within the State of Hawaii. TOOTS no longer provides charter towing and harbor–assist towing services. TOOTS currently administers certain employee and retiree-related benefits programs and monitors matters related to its former operations and the operations of its former subsidiary.

HEIDI is the parent company of American Savings Bank, F.S.B. (ASB), which is the parent company of American Savings Investment Services Corp. (ASISC, which is the parent company of Bishop Insurance Agency of Hawaii, Inc.), AdCommunications, Inc. (an inactive subsidiary) and ASB Realty Corporation. In 2004, ASB Service Corporation, a former direct subsidiary of ASB, was dissolved. HEIDI was incorporated under the laws of the State of Hawaii on January 6, 1988. HEIDI’s principal executive office is located at 900 Richards Street, American Savings Tower, Honolulu, Hawaii 96813. HEIDI is a nonutility holding company which currently conducts no business and owns no material assets other than the common stock of ASB and notes receivable from HEI and HEIPC. Also, HEIDI owns a small percentage (0.2%) of ASB Realty Corporation’s common stock. ASB was chartered by the Federal Home Loan Bank as a federal savings bank on January 23, 1987, and is qualified to do business in the State of Hawaii. Its subsidiaries were incorporated under the laws of the State of Hawaii. The principal executive offices of ASB and its subsidiaries are located at 1001 Bishop Street, Honolulu, Hawaii 96813. ASB and its subsidiaries are nonutility companies providing financial and related services. HEI acquired ASB on May 26, 1988. ASB’s business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to (1) make residential and other real estate-related loans which enable borrowers to purchase, refinance, construct or improve real estate, (2) invest in loans secured by real estate and in mortgage-related and other securities, and (3) make various types of business, commercial and consumer loans. AdCommunications, Inc., which was incorporated on October 23, 1990, is an inactive advertising agency; ASISC, which was incorporated on October 11, 1990, markets insurance and investment products; and ASB Realty Corporation, which was incorporated on March 27, 1998 and elected to be taxed as a real estate investment trust, owns and manages real estate assets. On March 15, 2001, ASISC acquired all of the capital stock of Bishop Insurance Agency of Hawaii, Inc. (BIA), which was incorporated as LKP Corp. under the laws of the State of Hawaii on February 23, 1984. LKP Corp. changed its name to BIA on May 18, 1984, and BIA primarily markets commercial property and casualty insurance products as an insurance agency.

HEIPI was incorporated under the laws of the State of Hawaii on February 9, 1998 as HEIDI Real Estate Corp., and its name was changed to HEIPI on September 23, 1999. Ownership of HEIPI was transferred to HEI by HEIDI on November 18, 1999. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. HEIPI is a nonutility company which currently holds venture capital investments.

PECS was incorporated under the laws of the State of Hawaii on August 12, 1994. Its principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. PECS was formed as a nonutility service company to promote energy conservation in Hawaii and the Pacific Basin, but had no operations until December 1996. PECS currently is a contract services company providing limited services to HELCO.

At December 31, 2004, HEIPC is the parent company of HEI Investments, Inc. (HEIII) and is the parent company of HEI Power Corp. International, which is the parent company of HEI Power Corp. China II, the 100% owner of United Power Pacific Company Limited (UPP), which held an interest in Baotou Tianjiao Power Co., Ltd. In 2004, HEI Power Corp. China and HEI Power Corp. Philippines (formerly HEIPC Phnom Penh Power (General), LLC), LLC, were dissolved.

HEIPC was incorporated under the laws of the State of Hawaii on March 24, 1995. Its principal executive office is located at 1001 Bishop Street, American Savings Bank Tower, Honolulu, Hawaii 96813. It is a nonutility company originally formed to pursue independent power and integrated energy services projects in Asia and the Pacific. Those direct and indirect subsidiaries of HEIPC (which are not foreign utility companies), other than HEIII (discussed below), were originally formed generally for the purposes of directly or indirectly acquiring and maintaining an interest in one or more foreign utility companies or developing or operating utility facilities in foreign countries. On October 23, 2001, the board of directors of HEI adopted a formal plan to exit the international power business (engaged in by HEIPC and its subsidiaries, the HEIPC Group). Accordingly, HEIPC management commenced a program to dispose of all the HEIPC Group’s remaining foreign utility projects and investments and HEI recorded HEIPC as a discontinued operation in the Company’s consolidated statements of income in the third quarter of 2001.

In 2004, HEI sold HEIPC Philippine Development, LLC (Philippine Develop) for a nominal gain. Also in 2004, UPP sold its interest in Baotou Tianjiao Power Co., Ltd. (a foreign utility company, see items 4a and 4b). All of HEIPC’s other direct and indirect subsidiaries, other than HEIII, will be wound up in due course.

HEI Power Corp. International (International), a subsidiary of HEIPC, was incorporated under the laws of the Cayman Islands on April 10, 1996. Its principal executive office is located at Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies (Cayman Location) and was active until the decision was made to exit the international power business.

The following are indirect subsidiaries of HEIPC which have their principal executive offices at 10, Frère Félix de Valois St., Port Louis, Mauritius (Mauritius Location) and were incorporated under the laws of Mauritius (incorporation dates are noted in parentheses) and which were active until the decision was made to exit the international power business: HEI Power Corp. China II (China II) (June 10, 1998) and UPP (June 29, 1998).

On January 26, 2000, HEI Investment Corp. (HEIIC) changed its name to HEIII. HEIIC was incorporated under the laws of the State of Hawaii on May 25, 1984. In February 2000, HEIII was recapitalized and all its common stock and one series of its preferred stock was contributed by HEI to HEIPC. HEIII’s principal executive office is located at 900 Richards Street, Honolulu, Hawaii 96813. It currently holds investments in leveraged leases.

On December 30, 1985, HEIII (then HEIIC and a direct subsidiary of HEI) acquired, as part of its investment portfolio, a 15.1899% undivided interest in Plant Robert W. Scherer Unit No. 2, an 818-megawatt (MW) coal-fired generating unit located in Monroe County, Georgia in a sale and leaseback transaction (the Transaction) with Oglethorpe Power Corporation (An Electric Membership Generation and Transmission Corporation). The Transaction is described in the Form U-7D filed by the Wilmington Trust Company and William J. Wade, owner trustees on behalf of HEIIC on December 30, 1985. The Transaction is also the subject of letters (dated December 16 and 24, 1985), from Mudge Rose Guthrie Alexander and Ferdon to the SEC, to which a reply was sent by Mr. Lewis B. Reich, Special Counsel (Reference No. 85-1216E-OPUR). Two amendments to the Form U-7D were filed on October 20, 1986 and on January 16, 1998 for the refinancings of the nonrecourse debt secured by this lease interest. These refinancings had no impact on HEIIC’s investment return because, under the lease agreement, the lessee is entitled to the benefit of any refinancing. The undersigned takes the position that the passive nature of the ownership by HEIII which results from its participation in the Transaction is exactly comparable to the form of ownership which would qualify under Rule 7(d)(1) under PUHCA. Accordingly, although the information contained in the aforesaid Amendment No. 1 was submitted, the undersigned and HEIII reserve all rights to claim (and do hereby claim) that by virtue of HEIII’s participation in the Transaction, HEIII has not acquired “ownership” of facilities used for the generation, transmission or distribution of electric energy for sale so as to result in HEIII’s becoming an “electric utility company” as defined in Section 2(a)(3) of the Act.

Other direct or indirect subsidiaries or investments of HEIPC which are (or were) foreign utility companies are listed under item 4a.

Hycap was incorporated under the laws of the State of Delaware on January 22, 1997. Its registered agent’s office is located at RL&F Service, One Rodney Square, 10th Floor, Tenth and King Streets, Wilmington, Delaware 19801. Hycap is a nonutility company formed in connection with a trust preferred securities offering to be the sole general partner of HEI Preferred Funding,

LP (the Partnership). In 2004, the Partnership was dissolved and terminated, and Hycap began a 3-year dissolution process, after which period Hycap will be terminated.

Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed under the laws of the State of Delaware on December 19, 1996. The Bank of New York is the corporate trustee of each of the trusts and its principal administrative office is located at 101 Barclay Street, 8th Floor West, New York, NY 10286. Hawaiian Electric Industries Capital Trust II and Hawaiian Electric Industries Capital Trust III were formed to be used in connection with possible future trust preferred financings and from inception through December 31, 2004 have been inactive.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

HEI is a nonutility holding company which currently conducts no business and owns no material assets other than as listed under item 1. Currently, the consolidated revenues of HEI are derived primarily from the electric utility and bank operations of its subsidiaries and investments.

HECO owns and operates three electric generating plants located on the island of Oahu, with an aggregate net generating capability of 1,209 MW as of December 31, 2004. HECO’s power purchase agreements (PPAs) with Kalaeloa Partners, L.P., AES Barbers Point, Inc. and Honolulu Resource Recovery Venture each provided an additional 180 MW, 180 MW and 46 MW, respectively, of firm net generating capability as of December 31, 2004.

HELCO owns and operates electric generating equipment with an aggregate net generating capability of 182 MW as of December 31, 2004. Its five power plants are located on the island of Hawaii. Under PPAs with Puna Geothermal Venture, Hilo Coast Power Company (HCPC) and Hamakua Energy Partners, L.P., HELCO was being provided an additional 108 MW of firm net generating capability as of December 31, 2004. HELCO’s contract with HCPC for 22 MW of firm net generating capability was terminated on January 1, 2005. HELCO currently owns four small run-of-river hydro units, of which three are currently operating with operating capability totaling 1.9 MW, and a windfarm at Lalamilo, which consists of 67 operating wind machines with operating capability totaling 2.3 MW as of December 31, 2004.

MECO owns and operates electric generating equipment located on the islands of Maui, Lanai and Molokai, with an aggregate net generating capability of 251 MW as of December 31, 2004. A PPA between MECO and a sugar company provided for an additional 16 MW of firm net generating capability as of December 31, 2004.

HECO, HELCO and MECO also own land, buildings, overhead transmission lines, overhead distribution lines, underground cables, fully owned or jointly owned poles, steel or aluminum high voltage transmission towers, transmission and distribution substations, fuel oil storage facilities (including a fuel pipeline) and other property and equipment used in the business of generating, purchasing, transmitting, distributing and selling electric energy in their respective service areas within the State.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

In 2004, HEI sold no kilowatthours of electric energy, HECO sold at retail 7,732,833,588 kwh. of electric energy, HELCO sold at retail 1,082,806,991 kwh. of electric energy, and MECO sold at retail 1,247,688,717 kwh. of electric energy

(b)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

(c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

None.

(d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

None.

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

In 1998 and 1999, HEI acquired indirectly through Philippine Develop an interest in Cagayan Electric Power & Light Co., Inc. (CEPALCO) which had its principal executive offices at Cagayan de Oro City, Misamis Oriental, Philippines and was incorporated under the laws of the Philippines. Philippine Develop owned approximately 22% of the outstanding common stock of CEPALCO. CEPALCO was a privately owned regulated local distribution company on the island of Mindanao. It operated and maintained three substations, with a total capacity of 75 MVA, and 47 kilometers of transmission lines (69 KV and 138 KV) and 1,000 kilometers of distribution lines. CEPALCO also has an interest in Mindanao Energy Systems, Inc., a Philippine power generation company that owns and operates an 18.9 MW Bunker-C fed diesel power generating facility. Pursuant to an agreement entered into in January 2004, International agreed, subject to certain conditions, to sell 100% of the issued and outstanding shares of Philippine Develop to an unaffiliated third-party buyer and the sale was completed as of February 23, 2004.

In 1998, HEI acquired an indirect 80% interest in UPP (through HEI’s indirect subsidiary China II) and an effective 60% interest in Baotou Tianjiao Power Co., Ltd. (Tianjiao) which had its principal executive offices at Suite 906, Baotou Youdian Building, Kun District, Baotou 014010, Inner Mongolia, China and is a Sino-foreign cooperative joint venture established under the laws of the People’s Republic of China. On December 30, 1999, China II acquired the remaining 20% interest in UPP for an effective 75% interest in Tianjiao. Tianjiao was formed to construct, operate, and maintain a 200-MW (net) coal-fired power plant in Baotou, Inner Mongolia, China, over a 22 year period, which includes construction. The power plant was planned to be built “inside the fence” for Baotou Iron & Steel (Group) Co., Ltd. (BaoSteel), which was to be the sole purchaser of the power. At the end of the term, the plant was to be transferred by Tianjiao to BaoSteel (which owns a 25% interest in Tianjiao). Construction was stopped, however, due to delays in obtaining a satisfactory interconnection agreement between Tianjiao and the Inner Mongolia Power Company (IMPC). The IMPC was seeking to limit the joint venture’s load, which is inconsistent with the terms of the project approvals and the power purchase contract. The HEIPC Group wrote off its remaining investment in the project and, effective as of December 23, 2004, sold its interest in Tianjiao in an effort to recover some of its investment. The HEIPC Group is continuing to pursue recovery of a significant portion of its losses relating to the Tianjiao project through arbitration of its claims under a political risk insurance policy, but management cannot predict the outcome of those claims. (See item 1, HEI is exiting the international power business.)

(b)	Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

As of February 23, 2004, International sold all of the issued and outstanding shares of common stock of Philippine Develop. At that time, Philippine Develop owned approximately 22% of the common stock of CEPALCO.

HEI owns all of the issued and outstanding shares of common stock of HEIPC. HEIPC owns all of the issued and outstanding shares of common stock of International.

International owns all of the issued and outstanding shares of common stock of China II. China II owns 100% of the issued and outstanding shares of UPP. Effective as of December 23, 2004, UPP sold all of its interest in Tianjiao.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None. In December 2004, the HEIPC Group sold all of its remaining investment in Tianjiao and no longer has any investment in any foreign utility company.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

As of December 31, 2004, the Company had no investment in Tianjiao or CEPALCO. In 2004, HEIPC and its subsidiaries received no dividends (or other distributions) from Tianjiao or CEPALCO and recorded no equity in earnings from Tianjiao or CEPALCO. Effective as of December 23, 2004, UPP sold all of its interest in Tianjiao for $3 million.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

CEPALCO and Tianjiao have no service, sales or construction contracts with any HEI affiliate. However, until December 23, 2004, certain HEI affiliates provided general management and other services to Tianjiao in connection with UPP’s obligations under the cooperative joint venture agreement. The HEI affiliates received no compensation from Tianjiao for these services.

EXHIBIT A

Unaudited consolidating statements of income and retained earnings of Hawaiian Electric Industries, Inc. and its subsidiary companies for the calendar year 2004, together with an unaudited consolidating balance sheet of Hawaiian Electric Industries, Inc. and its subsidiary companies as of December 31, 2004, are attached hereto as Exhibit A.

Unaudited consolidating income and retained earnings information for the calendar year 2004 for Hawaiian Electric Company, Inc. and its subsidiary companies, for HEI Diversified, Inc. and its subsidiary company, for American Savings Bank, F.S.B. and its subsidiary companies and for American Savings Investment Services Corp., together with unaudited consolidating balance sheet information for said companies and their respective subsidiaries as of December 31, 2004, are attached hereto as Exhibits A-1 through A-4. Unaudited consolidating income, retained earnings and balance sheet information for HEIPC and its subsidiaries are not provided as they are being accounted for as discontinued operations in HEI’s consolidated financial statements.

EXHIBIT B

Not applicable.

Each of the above-named claimants has caused this statement to be duly executed on its behalf by its duly authorized officers on this 25th day of February 2005.

HAWAIIAN ELECTRIC INDUSTRIES, INC.
Claimant

	By	/s/ ROBERT F. CLARKE
Robert F. Clarke
Chairman, President and
ATTEST:		Chief Executive Officer

By	/s/ MOLLY M. EGGED	By	/s/ PETER C. LEWIS
	Molly M. Egged		Peter C. Lewis
	Assistant Secretary		Vice President-Administration & Corporate Secretary

HAWAIIAN ELECTRIC COMPANY, INC.
Claimant

	By	/s/ T. MICHAEL MAY
T. Michael May
ATTEST:		President and Chief Executive Officer

/s/ MOLLY M. EGGED	By	/s/ JACKIE M. ERICKSON
Molly M. Egged		Jackie M. Erickson
Secretary		Vice President – General Counsel

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter C. Lewis
Vice President-Administration & Corporate Secretary
Hawaiian Electric Industries, Inc.
P. O. Box 730
Honolulu, Hawaii 96808-0730

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES	Exhibit A
Consolidating Balance Sheet (Page 1 of 2)	Page 1 of 5
December 31, 2004
(Unaudited)
(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
ASSETS
Cash and equivalents	$10,297	327	120,296	1,072	$4
Federal funds sold	—	—	41,491	—	—
Notes receivable from affiliated companies	11,957	—	2,602	15,641	1,528
Accounts receivable and unbilled revenues, net	1,678	187,534	24,755	26	70
Available-for-sale investment and mortgage-related securities	—	—	2,034,091	—	—
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	919,281	—	—
Held-to-maturity investment securities	—	—	97,365	—	—
Loans receivable, net	—	—	3,249,191	—	—
Property, plant and equipment, net	1,818	2,348,154	72,330	—	—
Other	4,902	234,970	131,568	42,021	1,510
Goodwill and other intangibles	—	—	91,263	—	—
Investments in subsidiaries, at equity	1,616,189	—	—	—	—

	$1,646,841	2,770,985	6,784,233	58,760	$3,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$9,218	105,176	45,093	16	$6
Deposit liabilities	—	—	4,296,172	—	—
Short-term borrowings	22,747	88,568	—	—	—
Securities sold under agreements to repurchase	—	—	811,438	—	—
Advances from Federal Home Loan Bank	—	—	988,231	—	—
Long-term debt, net	414,000	752,735	—	—	—
Deferred income taxes	(19,774)	189,193	19,298	41,131	71
Regulatory liabilities, net	—	88,459	—	—	—
Contributions in aid of construction	—	235,505	—	—	—
Other	9,705	259,952	47,042	808	—

	435,896	1,719,588	6,207,274	41,955	77

Preferred stock of subsidiaries-not subject to mandatory redemption	—	34,293	112	—	—

Stockholders’ equity

Common stock	1,010,090	384,600	331,071	9,080	3,968
Retained earnings (deficit)	208,998	632,779	252,967	7,725	(933)
Accumulated other comprehensive loss	(8,143)	(275)	(7,191)	—	—

	1,210,945	1,017,104	576,847	16,805	3,035

	$1,646,841	2,770,985	6,784,233	58,760	$3,112

Continued on next page.

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES	Exhibit A
Consolidating Balance Sheet (Page 2 of 2)	Page 2 of 5
December 31, 2004
(Unaudited)
(in thousands)

(Continued)

	Pacific Energy Conservation Services, Inc	Hycap Management, Inc.	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$7	135	—	—	$132,138
Federal funds sold	—	—	—	—	41,491
Notes receivable from affiliated companies	1	—	2,975	(34,704)	—
Accounts receivable and unbilled revenues, net	15	—	36	(5,581)	208,533
Available-for-sale investment and mortgage-related securities	—	—	—	—	2,034,091
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	—	—	—	919,281
Held-to-maturity investment securities	—	—	—	—	97,365
Loans receivable, net	—	—	—	—	3,249,191
Property, plant and equipment, net	1	—	—	—	2,422,303
Other	—	—	—	—	414,971
Goodwill and other intangibles	—	—	—	—	91,263
Investments in subsidiaries, at equity	—	—	—	(1,616,189)	—

	$24	135	3,011	(1,656,474)	$9,610,627

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$3	—	12	5,581	$153,943
Deposit liabilities	—	—	—	—	4,296,172
Short-term borrowings	—	—	—	34,704	76,611
Securities sold under agreements to repurchase	—	—	—	—	811,438
Advances from Federal Home Loan Bank	—	—	—	—	988,231
Long-term debt, net	—	—	—	—	1,166,735
Deferred income taxes	—	—	(154)	—	229,765
Regulatory liabilities, net	—	—	—	—	88,459
Contributions in aid of construction	—	—	—	—	235,505
Other	21	(99)	989	—	318,418

	24	(99)	847	40,285	8,365,277

Preferred stock of subsidiaries-not subject to mandatory redemption	—	—	—	—	34,405

Stockholders’ equity
Common stock	710	(359)	2,443	731,513	1,010,090
Retained earnings (deficit)	(710)	593	(270)	892,151	208,998
Accumulated other comprehensive loss	—	—	(9)	(7,475)	(8,143)

	—	234	2,164	1,616,189	1,210,945

	$24	135	3,011	1,656,474	$9,610,627

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES	Exhibit A
Consolidating Statement of Income (Page 1 of 2)	Page 3 of 5
Year ended December 31, 2004
(Unaudited)
(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Revenues
Electric utility	$—	1,550,671	—	—	$—
Bank	—	—	364,284	—	—
Other	8,049	—	92	2,315	(833)
Equity in net income of subsidiaries	128,465	—	—	—	—

	136,514	1,550,671	364,376	2,315	(833)

Expenses
Electric utility	—	1,376,768	—	—	—
Bank	—	—	259,310	—	—
Other	15,613	—	811	183	81

	15,613	1,376,768	260,121	183	81

Operating income (loss)
Electric utility	—	173,903	—	—	—
Bank	—	—	104,974	—	—
Other	120,901	—	(719)	2,132	(914)

	120,901	173,903	104,255	2,132	(914)

Interest expense–other than bank	(28,029)	(49,588)	(437)	—	—
Allowance for borrowed funds used during construction	—	2,542	—	—	—
Preferred stock dividends of subsidiaries	—	(915)	(11)	—	—
Allowance for equity funds used during construction	—	5,794	—	—	—

Income (loss) from continuing operations before income taxes	92,872	131,736	103,807	2,132	(914)
Income tax expense (benefit)	(14,867)	49,479	57,481	311	—

Income (loss) from continuing operations	107,739	82,257	46,326	1,821	(914)
Preferred stock dividends of parent	—	1,080	—	—	—

Income (loss) continuing operations for common stock	107,739	81,177	46,326	1,821	(914)
Income from discontinued operations	1,913	—	66	—	—

Net income (loss) for common stock	$109,652	81,177	46,392	1,821	$(914)

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES	Exhibit A
Consolidating Statement of Income (Page 2 of 2)	Page 4 of 5
Year ended December 31, 2004
(Unaudited)
(in thousands)

(Continued)

	Pacific Energy Conservation Services, Inc.	Hycap Management, Inc	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$—	—	—	—	$1,550,671
Bank	—	—	—	—	364,284
Other	195	424	38	1,178	9,102
Equity in net income of subsidiaries	—	—	—	128,465	—

	195	424	38	129,643	1,924,057

Expenses
Electric utility	—	—	—	—	1,376,768
Bank	—	—	—	—	259,310
Other	296	50	180	(195)	17,019

	296	50	180	(195)	1,653,097

Operating income (loss)
Electric utility	—	—	—	—	173,903
Bank	—	—	—	—	104,974
Other	(101)	374	(142)	129,448	(7,917)

	(101)	374	(142)	129,448	270,960

Interest expense–other than bank	—	—	—	(878)	(77,176)
Allowance for borrowed funds used during construction	—	—	—	—	2,542
Preferred stock dividends of subsidiaries	—	—	—	975	(1,901)
Allowance for equity funds used during construction	—	—	—	—	5,794

Income (loss) from continuing operations before income taxes	(101)	374	(142)	129,545	200,219
Income tax expense (benefit)	—	131	(55)	—	92,480

Income (loss) from continuing operations	(101)	243	(87)	129,545	107,739
Preferred stock dividends of parent	—	—	—	(1,080)	—

Income (loss) continuing operations for common stock	(101)	243	(87)	128,465	107,739
Income from discontinued operations	—	—	—	66	1,913

Net income (loss) for common stock	$(101)	243	(87)	128,531	$109,652

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND SUBSIDIARIES	Exhibit A
Consolidating Statement of Retained Earnings	Page 5 of 5
Year ended December 31, 2004
(Unaudited)
(in thousands)

	Hawaiian Electric Industries, Inc.	Hawaiian Electric Company, Inc. and subsidiaries	HEI Diversified, Inc. and subsidiary	HEI Investments, Inc.	HEI Properties, Inc.
Retained earnings (deficit), beginning of year	$197,774	563,215	214,789	5,904	$(19)
Net income (loss)	109,652	81,177	46,392	1,821	(914)
Adjustment	—	—	—	—	—
Common stock dividends/distributions	(98,428)	(11,613)	(8,214)	—	—

Retained earnings (deficit), end of year	$208,998	632,779	252,967	7,725	$(933)

	Pacific Energy Conservation Services, Inc.	Hycap Management, Inc.	The Old Oahu Tug Service, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$(609)	350	(454)	783,176	$197,774
Net income (loss)	(101)	243	(87)	128,531	109,652
Adjustment	—	—	271	271	—
Common stock dividends/distributions	—	—	—	(19,827)	(98,428)

Retained earnings (deficit), end of year	$(710)	593	(270)	892,151	$208,998

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES	Exhibit A-1
Consolidating Schedule - Balance Sheet Information	Page 1 of 2
December 31, 2004
(Unaudited)
(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited	Renewable Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$9	3	17	298	—	$327
Notes receivable from affiliated companies	34,850	—	7,750	—	(42,600)	—
Accounts receivable and unbilled revenues, net	127,404	32,100	27,616	—	414	187,534
Property, plant and equipment, net	1,461,069	478,582	408,503	—	—	2,348,154
Other	165,310	33,642	36,018	—	—	234,970
Investments in subsidiaries, at equity	376,212	—	—	—	(376,212)	—

	$2,164,854	544,327	479,904	298	(418,398)	$2,770,985

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$74,724	18,770	11,360	—	(322)	$105,176
Short-term borrowings	96,318	34,850	—	—	42,600	88,568
Long-term debt, net	468,049	130,908	153,778	—	—	752,735
Deferred income taxes	146,812	23,590	18,791	—	—	189,193
Regulatory liabilities, net	52,866	22,386	13,207	—	—	88,459
Contributions in aid of construction	144,322	56,041	35,142	—	—	235,505
Other	142,366	64,277	53,213	4	(92)	259,952

	1,125,457	350,822	285,491	4	42,186	1,719,588

Preferred stock-not subject to mandatory redemption	22,293	7,000	5,000	—	—	34,293

Stockholder’s equity
Common stock	384,600	100,644	94,921	481	196,046	384,600
Retained earnings (deficit)	632,779	85,861	94,492	(187)	180,166	632,779
Accumulated other comprehensive loss	(275)	—	—	—	—	(275)

	1,017,104	186,505	189,413	294	376,212	1,017,104

	$2,164,854	544,327	479,904	298	418,398	$2,770,985

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES	Exhibit A-1
Consolidating Schedule - Income Information	Page 2 of 2
Year ended December 31, 2004
(Unaudited)
(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited	Renewable Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Electric utility	$1,057,449	241,822	252,034	—	634	$1,550,671
Equity in net income of subsidiaries	31,746	—	—	—	31,746	—

	1,089,195	241,822	252,034	—	32,380	1,550,671
Expenses–Electric utility	953,740	212,403	210,572	53	—	1,376,768

Operating income (loss)	135,455	29,419	41,462	(53)	32,380	173,903
Interest expense	(31,625)	(8,670)	(9,927)	—	(634)	(49,588)
Allowance for borrowed funds used during construction	2,312	75	155	—	—	2,542
Preferred stock dividends of subsidiaries	—	—	—	—	915	(915)
Allowance for equity funds used during construction	5,226	162	406	—	—	5,794

Income(loss) from continuing operations before income taxes	111,368	20,986	32,096	(53)	32,661	131,736
Income taxes	29,111	8,150	12,218	—	—	49,479

Income (loss) from continuing operations	82,257	12,836	19,878	(53)	32,661	82,257
Preferred stock dividends	1,080	534	381	—	(915)	1,080

Net income (loss) for common stock	$81,177	12,302	19,497	(53)	31,746	$81,177

HAWAIIAN ELECTRIC COMPANY, INC. AND SUBSIDIARIES

Consolidating Schedule - Retained Earnings Information

Year ended December 31, 2004

(Unaudited)

(in thousands)

	Hawaiian Electric Company, Inc.	Hawaii Electric Light Company, Inc.	Maui Electric Company, Limited	Renewable Hawaii, Inc.	Reclassifi- cations And Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$563,215	74,629	92,909	(134)	167,404	$563,215
Net income (loss)	81,177	12,302	19,497	(53)	31,746	81,177
Common stock dividends	(11,613)	(1,070)	(17,914)	—	(18,984)	(11,613)

Retained earnings (deficit), end of year	$632,779	85,861	94,492	(187)	180,166	$632,779

HEI DIVERSIFIED, INC. AND SUBSIDIARY	Exhibit A-2
Consolidating Schedule - Balance Sheet Information	Page 1 of 2
December 31, 2004
(Unaudited)
(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$1	120,295	—	$120,296
Federal funds sold	—	41,491	—	41,491
Notes receivable from affiliated companies	2,602	—	—	2,602
Accounts receivable and unbilled revenues, net	1,051	23,704	—	24,755
Available-for-sale investment and mortgage-related securities	—	2,034,091	—	2,034,091
Available-for-sale mortgage-related securities pledged for repurchase agreements	—	919,281	—	919,281
Held-to-maturity investment securities	—	97,365	—	97,365
Loans receivable, net	—	3,249,191	—	3,249,191
Property, plant and equipment, net	—	72,330	—	72,330
Other	17,377	117,494	(3,303)	131,568
Goodwill and other intangibles	—	91,263	—	91,263
Investment in subsidiary, at equity	556,311	—	(556,311)	—

	$577,342	6,766,505	(559,614)	$6,784,233

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$930	44,163	—	$45,093
Deposit liabilities	—	4,296,172	—	4,296,172
Securities sold under agreements to repurchase	—	811,438	—	811,438
Advances from Federal Home Loan Bank	—	988,231	—	988,231
Long-term debt, net	—	—	—	—
Deferred income taxes	1	19,297	—	19,298
Other	(436)	47,478	—	47,042

	495	6,206,779	—	6,207,274

Preferred stock of bank subsidiary	—	112	—	112
Minority interests	—	3,303	3,303	—

Stockholder’s equity
Common stock	331,071	320,501	320,501	331,071
Retained earnings	252,967	243,001	243,001	252,967
Accumulated other comprehensive loss	(7,191)	(7,191)	(7,191)	(7,191)

	576,847	556,311	556,311	576,847

	$577,342	6,766,505	559,614	$6,784,233

HEI DIVERSIFIED, INC. AND SUBSIDIARY	Exhibit A-2
Consolidating Schedule - Income Information	Page 2 of 2
Year ended December 31, 2004
(Unaudited)
(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$—	364,284	—	$364,284
Other	5,492	—	5,400	92
Equity in net income of subsidiary/minority interest	41,159	—	41,159	—

	46,651	364,284	46,559	364,376

Expenses
Bank	—	259,310	—	259,310
Other	811	—	—	811

	811	259,310	—	260,121

Operating income
Bank	—	104,974	—	104,974
Other	45,840	—	46,559	(719)

	45,840	104,974	46,559	104,255
Interest expense–other than bank	(437)	—	—	(437)
Preferred stock dividends of subsidiaries	—	—	11	(11)

Income from continuing operations before income taxes and minority interest	45,403	104,974	46,570	103,807
Income tax expense (benefit)	(923)	58,404	—	57,481

Income from continuing operations before minority interest	46,326	46,570	46,570	46,326
Minority interest in net income of subsidiary	—	97	(97)	—

Income from continuing operations	46,326	46,473	46,473	46,326
Preferred stock dividends	—	5,411	(5,411)	—

Income from continuing operations	46,326	41,062	41,062	46,326
Income from discontinued operations	66	—	—	66

Net income for common stock	$46,392	41,062	41,062	$46,392

HEI DIVERSIFIED, INC. AND SUBSIDIARY

Consolidating Schedule - Retained Earnings Information

Year ended December 31, 2004

(Unaudited)

(in thousands)

	HEI Diversified, Inc.	American Savings Bank, F.S.B. and subsidiaries	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings, beginning of year	$214,789	221,109	221,109	$214,789
Net income	46,392	41,062	41,062	46,392
Common stock dividends	(8,214)	(19,170)	(19,170)	(8,214)

Retained earnings, end of year	$252,967	243,001	243,001	$252,967

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Balance Sheet Information	Exhibit A-3 Page 1 of 2
December 31, 2004 (Unaudited) (in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	AdCom- muni cations, Inc.	ASB Realty Corporation	Reclassifi- cations and Elimi- nations Dr. (Cr.)	Consoli- dated
ASSETS
Cash and equivalents	$116,760	1,649	420	634,466	(633,000)	$120,295
Federal funds sold	41,491	—	—	—	—	41,491
Accounts receivable and unbilled revenues, net	18,866	—	—	4,838	—	23,704
Available-for-sale investment and mortgage-related securities	1,424,726	—	—	609,656	(291)	2,034,091
Available-for-sale mortgage-related securities pledged for repurchase agreements	919,281	—	—	—	—	919,281
Held-to-maturity investment securities	97,365	—	—	—	—	97,365
Loans receivable, net	2,661,884	—	—	587,307	—	3,249,191
Property, plant and equipment, net	72,238	92	—	—	—	72,330
Other	116,745	346	—	2,371	(1,968)	117,494
Goodwill and other intangibles	90,373	890	—	—	—	91,263
Investments in subsidiaries, at equity	1,835,748	—	—	—	(1,835,748)	—

	$7,395,477	2,977	420	1,838,638	(2,471,007)	$6,766,505

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$43,430	733	—	1,968	1,968	$44,163
Deposit liabilities	4,929,172	—	—	—	633,000	4,296,172
Securities sold under agreements to repurchase	811,438	—	—	—	—	811,438
Advances from Federal Home Loan Bank	988,231	—	—	—	—	988,231
Deferred income taxes	19,405	(108)	—	—	—	19,297
Other	46,975	278	—	—	(225)	47,478

	6,838,651	903	—	1,968	634,743	6,206,779

Preferred stock of bank subsidiary	—	—	—	187,998	187,886	112
Minority interests	—	—	—	—	(3,303)	3,303
Stockholder’s equity
Common stock	320,501	1,990	61	1,653,720	1,655,771	320,501
Retained earnings (deficit)	243,516	84	359	(1,162)	(204)	243,001
Accumulated other comprehensive loss	(7,191)	—	—	(3,886)	(3,886)	(7,191)

	556,826	2,074	420	1,648,672	1,651,681	556,311

	$7,395,477	2,977	420	1,838,638	2,471,007	$6,766,505

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Income (Loss) Information	Exhibit A-3 Page 2 of 2
Year ended December 31, 2004 (Unaudited) (in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	AdCom- muni cations, Inc.	ASB Realty Corporation	Reclassifi- cations and Elimi- nations Dr. (Cr.)	Consolidated
Revenues
Bank	$318,029	4,232	8	72,959	30,944	$364,284
Equity in net income of subsidiaries/ minority interest	49,205	—	—	—	49,205	—

	367,234	4,232	8	72,959	80,149	364,284
Expenses–Bank	262,545	3,888	2	306	(7,431)	259,310

Operating income	104,689	344	6	72,653	72,718	104,974
Income taxes	58,227	137	—	40	—	58,404

Income from continuing operations before minority interest	46,462	207	6	72,613	72,718	46,570
Minority interest in net income of subsidiaries	—	—	—	—	97	97

Income from continuing operations	46,462	207	6	72,613	72,815	46,473
Preferred stock dividends	5,400	—	—	23,621	(23,610)	5,411

Net income for common stock	$41,062	207	6	48,992	49,205	$41,062

AMERICAN SAVINGS BANK, F.S.B. AND SUBSIDIARIES Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2004 (Unaudited) (in thousands)

	American Savings Bank, F.S.B.	American Savings Investment Services Corp.	AdCom- muni cations, Inc.	ASB Realty Corporation	Reclassifi- cations and Elimi- nations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$221,706	(123)	353	(1,544)	(717)	$221,109
Market value adjustment	(82)	—	—	—	(82)	—
Net income	41,062	207	6	48,992	49,205	41,062
Common stock dividends	(19,170)	—	—	(48,610)	(48,610)	(19,170)

Retained earnings (deficit), end of year	$243,516	84	359	(1,162)	(204)	$243,001

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule - Balance Sheet Information	Exhibit A-4 Page 1 of 2
December 31, 2004 (Unaudited) (in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
ASSETS
Cash and equivalents	$10	1,639	—	$1,649
Property, plant and equipment, net	—	92	—	92
Other	—	346	—	346
Goodwill and other intangibles	—	890	—	890
Investment in subsidiary, at equity	2,064	—	(2,064)	—

	$2,074	2,967	(2,064)	$2,977

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities
Accounts payable	$—	733	—	$733
Deferred income taxes	—	(108)	—	(108)
Other	—	278	—	278

	—	903	—	903

Stockholder’s equity
Common stock	1,990	1,980	1,980	1,990
Retained earnings	84	84	84	84

	2,074	2,064	2,064	2,074

	$2,074	2,967	2,064	$2,977

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule - Income Information	Exhibit A-4 Page 2 of 2
Year ended December 31, 2004 (Unaudited) (in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Revenues
Bank	$—	4,232	—	$4,232
Equity in net income of subsidiary	207	—	207	—

	207	4,232	207	4,232
Expenses–Bank	—	3,888	—	3,888

Operating income	207	344	207	344
Income taxes	—	137	—	137

Net income for common stock	$207	207	207	$207

AMERICAN SAVINGS INVESTMENT SERVICES CORP. AND SUBSIDIARY Consolidating Schedule - Retained Earnings (Deficit) Information
Year ended December 31, 2004 (Unaudited) (in thousands)

	American Savings Investment Services Corp.	Bishop Insurance Agency of Hawaii, Inc.	Reclassifi- cations and Eliminations Dr. (Cr.)	Consolidated
Retained earnings (deficit), beginning of year	$(123)	(123)	(123)	$(123)
Net income	207	207	207	207
Common stock dividends	—	—	—	—

Retained earnings, end of year	$84	84	84	$84